GLOBUS MARITIME LIMITED

VOTE

Using a **black ink** pen, mark your votes with an X as shown in this example.
Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the nominee listed and FOR Proposals 2 and 3.

1. Election of Director

	For	Withhold
01 - Georgios "George" Feidakis *	☐	☐

*To serve as Class III director until the 2028 Annual Meeting of Shareholders.

	For	Against	Abstain
2. To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2025.	☐	☐	☐
3. To approve one or more amendments to the Company's Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company's issued and outstanding shares of common stock and Series B preferred shares by an aggregate ratio of not more than one-for-20, with the exact ratio to be set at a whole number to be determined by the Company's Board of Directors or a committee thereof in its discretion, at any time or times after approval of the amendments, and to authorize the Company's Board of Directors to implement such reverse stock split or splits by filing one or more amendments to the Company's Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands.	☐	☐	☐

4. To transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

04GB7F

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Globus Maritime Limited

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Annual Meeting of Shareholders - September 25, 2025

Proxy Solicited On Behalf of the Board of Directors

The undersigned shareholder hereby appoints Athanasios Feidakis and Olga Lambrianidou and each of them individually, proxies for the undersigned, with full power of substitution and re-substitution, to represent the undersigned and to vote, as designed on the reverse side hereof, all shares of common stock of GLOBUS MARITIME LIMITED (the "Company") that the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held on Thursday, September 25, 2025 at 11:00 a.m. local time at the offices of Globus Shipmanagement Corp. located at 128 Voullagmenis Avenue, 16674 Glyfada, Attica Greece and at any and all adjournments or postponements thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEE FOR DIRECTOR IN PROPOSAL ONE AND FOR PROPOSAL TWO AND PROPOSAL THREE, AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF TO THE EXTENT PERMITTED BY APPLICABLE LAW.

PLEASE SIGN ON REVERSE

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

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